SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SCICLONE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

80862K104

(CUSIP Number)

Ms. Shirley Lin

Unit 3001, China World Tower 2, No.1 Jian Guo Men Wai Avenue

Beijing 100004, People’s Republic of China

Phone: +86 10 5961-1212

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80862K104

1		Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) GL Trade Investment Limited
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐		(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,310,146
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,310,146
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,310,146 shares of the common stock (1)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 6.0%(2)
14		Type of Reporting Person (See Instructions) CO

(1)           See item 5 below.

(2)           Based on 55,246,520 shares of Common Stock issued and outstanding as of November 5, 2012.

CUSIP No. 80862K104

1		Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) GL China Opportunities Fund L.P.
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐		(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,310,146
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,310,146
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,310,146 shares of the common stock (1)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 6.0%(2)
14		Type of Reporting Person (See Instructions) PN

(1)           See item 5 below.

(2)           Based on 55,246,520 shares of Common Stock issued and outstanding as of November 5, 2012.

CUSIP No. 80862K104

1		Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) GL Capital Management GP L.P.
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐		(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,310,146
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,310,146
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,310,146 shares of the common stock (1)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 6.0%(2)
14		Type of Reporting Person (See Instructions) PN

(1)           See item 5 below.

(2)           Based on 55,246,520 shares of Common Stock issued and outstanding as of November 5, 2012.

CUSIP No. 80862K104

1		Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) GL Capital Management GP Limited
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐		(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,310,146
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,310,146
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,310,146 shares of the common stock (1)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 6.0%(2)
14		Type of Reporting Person (See Instructions) CO

(1)           See item 5 below.

(2)           Based on 55,246,520 shares of Common Stock issued and outstanding as of November 5, 2012.

CUSIP No. 80862K104

1		Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) GL Partners Capital Management Limited
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐		(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,310,146
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,310,146
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,310,146 shares of the common stock (1)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 6.0%(2)
14		Type of Reporting Person (See Instructions) CO

(1)           See item 5 below.

(2)           Based on 55,246,520 shares of Common Stock issued and outstanding as of November 5, 2012.

CUSIP No. 80862K104

1		Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Zhenfu Li
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐		(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,310,146
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,310,146
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,310,146 shares of the common stock (1)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 6.0%(2)
14		Type of Reporting Person (See Instructions) IN

(1)           See item 5 below.

(2)           Based on 55,246,520 shares of Common Stock issued and outstanding as of November 5, 2012.

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, par value $0.001 each (the “Common Stock”), issued by SciClone Pharmaceuticals, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 950 Tower Lane, Suite 900, Foster City, California.  This Schedule 13D is being jointly filed by GL Trade Investment Limited (“GL Trade”), GL China Opportunities Fund L.P. (“GL Fund”), GL Capital Management GP L.P. (“GL Capital”), GL Capital Management GP Limited (“GL Management”), GL Partners Capital Management Limited (“GL Partners”), and Mr. Zhenfu Li (collectively, the “Reporting Persons”) to disclose their current direct or indirect beneficial ownership of the Common Stock.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed jointly by the Reporting Persons pursuant to a Joint Filing Agreement dated as of November 19, 2012, a copy of which is attached hereto as Exhibit 99.1.

GL Trade is a company incorporated under the laws of Cayman Islands. GL Trade mainly engages in investment businesses.  The address of its principal office is Unit 3001, China World Tower 2, No.1 Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China. The sole director of GL Trade is Ileana Bolcato, who is a vice president at BSI S.A.. The business address of Ileana Bolcato is Viale S. Franscini, 8 CH-6900 Lugano, Switzerland. Ileana Bolcato is an Italian citizen.

GL Fund is a limited partnership registered under the laws of Cayman Islands. GL Fund mainly engages in investment businesses. The address of its principal office is Unit 3001, China World Tower 2, No.1 Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China.

GL Capital is a limited partnership registered under the laws of Cayman Islands. GL Capital mainly engages in investment businesses.  The address of its principal office is Unit 3001, China World Tower 2, No.1 Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China.

GL Management is a company incorporated under the laws of Cayman Islands. GL Management mainly engages in investment businesses.  The address of its principal office is Unit 3001, China World Tower 2, No.1 Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of GL Management are set forth on Schedule A hereto and incorporated herein by reference.

GL Partners is a company incorporated under the laws of Cayman Islands. GL Partners mainly engages in investment businesses. The address of its principal office is Unit 3001, China World Tower 2, No.1 Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of GL Partners are set forth on Schedule B hereto and incorporated herein by reference.

Mr. Zhenfu Li is a US citizen. Mr. Zhenfu Li is the director of GL Partners. His principal business is to serve as director of GL Management. His residence address is Apt, a-31f, Global Trade Mansion 9, Guanghua Road, Chaoyang District.

During the past five years, to the knowledge of the Reporting Persons, none of the Reporting Persons, nor any of the directors and officers named on Schedule A and B have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, to the knowledge of the Reporting Persons, none of the Reporting Persons, nor any of the directors and officers named on Schedule A and B have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

During the period from October 15, 2012 to November 12, 2012, the Reporting Persons purchased an aggregate of 3,310,146 shares of Common Stock, from the open market for an aggregate purchase price of approximately $16.1 million. The purchases were funded from the working capital of GL Trade, which were injected by its shareholder, GL Fund.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons consummated the transaction described herein in order to acquire an interest in the Issuer for investment purposes. The Reporting Persons intend to review continuously their position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)—(d) As of the date hereof, GL Trade is the beneficial owner of 3,310,146 shares of Common Stock, which represents approximately 6.0% of the Common Stock issued and outstanding. By virtue of their investment management authority, each of the other Reporting Persons may be deemed to beneficially own the shares of Common Stock owned by GL Trade. Based on 55,246,520 shares of Common Stock issued and outstanding as of November 5, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012, the Reporting Persons are currently the beneficial owner of 6.0% of the Common Stock issued and outstanding.

The following information with respect to the ownership of Common Stock of the Issuer by each of the Reporting Persons is provided as of the date hereof:

Reporting person	Amount of Common Stock Beneficially Owned:	Percent of Class:	Sole Power to Vote or Direct the Vote(1):	Shared Power to Vote or to Direct the Vote:	Sole Power to Dispose or to Direct the Disposition :	Shared Power to Dispose or to Direct the Disposition:
GL Trade Investment Limited	3,310,146	6.0%	3,310,146	0	3,310,146	0
GL China Opportunities Fund L.P.	3,310,146	6.0%	3,310,146	0	3,310,146	0
GL Capital Management GP L.P.	3,310,146	6.0%	3,310,146	0	3,310,146	0
GL Capital Management GP Limited	3,310,146	6.0%	3,310,146	0	3,310,146	0
GL Partners Capital Management Limited	3,310,146	6.0%	0	3,310,146	0	3,310,146
Mr. Zhenfu Li	3,310,146	6.0%	0	3,310,146	0	3,310,146

Set forth below are transactions effected by GL Trade in the Common Stock in the past sixty (60) days constituting all of the transactions effected by the Reporting Persons in the Company’s Common Stock in the past 60 days. The purchases were made in broker facilitated trades with open market settlement.

Trade Date	Shares Purchased	Price per Security(2)	Aggregate Purchase Price
October 15, 2012	3,200	$5.8363	$18,676.16
October 16, 2012	1,965	$5.8600	$11,514.90
October 22, 2012	80,102	$5.8864	$471,512.41

(1)  3,310,146 shares of Common Stock are owned directly by GL Trade. GL Fund owns 100% of the voting interests in GL Trade. GL Capital is the general partner of GL Fund. GL Management is the general partner of GL Capital. GL Partners owns 51% of the voting interests of GL Management.

(2)  Excluding brokerage commissions.

October 23, 2012	93,700	$5.6244	$527,006.28
October 24, 2012	169,500	$5.6061	$950,233.95
October 26, 2012	165,000	$5.5908	$922,482.00
October 31, 2012	192,100	$5.5367	$1,063,600.07
November 2, 2012	502,079	$5.5299	$2,776,446.66
November 5, 2012	200,000	$5.3473	$1,069,460.00
November 6, 2012	140,000	$5.3969	$755,566.00
November 7, 2012	110,000	$5.3046	$583,506.00
November 8, 2012	75,000	$5.2696	$395,220.00
November 9, 2012	1,250,000	$4.0745	$5,093,125.00
November 12, 2012	327,500	$4.4892	$1,470,213.00
Total	3,310,146		$16,108,562.43

No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to in this Item 5.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2012

GL Trade Investment Limited	/s/ Ileana Bolcato
Name: Ileana Bolcato
Title: Director

GL China Opportunities Fund L.P.	/s/ Zhenfu Li
By: GL Capital Management GP L.P.	Name: Zhenfu Li
Its General Partner	Title: Chief Executive Officer

GL Capital Management GP L.P.	/s/ Zhenfu Li
By: GL Capital Management GP Limited	Name: Zhenfu Li
Its General Partner	Title: Chief Executive Officer

GL Capital Management GP Limited	/s/ Zhenfu Li
Name: Zhenfu Li
Title: Director

GL Partners Capital Management Limited	/s/ Zhenfu Li
Name: Zhenfu Li
Title: Director

Zhenfu Li	/s/ Zhenfu Li
Name: Zhenfu Li

Schedule A

Directors and Executive Officers of GL Management

Name	Position with GL Management	Present Principal Occupation	Business Address	Citizenship

Francesco Sisci	Director	Francesco Sisci is the director of GL Management.	Unit 3001, China World Tower 2, No. 1 Jian Guo Men Wai Avenue, Beijing 100004, China	Italy

Zhenfu Li	Director	Zhenfu Li is the director of GL Management.	Unit 3001, China World Tower 2, No. 1 Jian Guo Men Wai Avenue, Beijing 100004, China	USA

Bruno Sollazzo	Director	Bruno Sollazzo is the head of Group Investments & Participation Valuations of Assicurazioni Generali S.p.A.	Piazza Duca degli Abruzzi, 234132 Trieste, Italy	Italy

Philippe Setbon	Director	Philippe Setbon is the chief investment officer of Assicurazioni Generali S.p.A.	7 Boulevard, Haussmann 75009 Paris, France	France

Sergio Di Caro	Director	Sergio Di Caro is the chief executive officer Asia of Assicurazioni Generali S.p.A.	35/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Italy

Paul Hsu	Director	Paul Hsu is the professor of Yuan Ze University.	135 Yuan-Tung Road, Chung-Li, Taoyuan, 32003, Taiwan	Taiwan

Schedule B

Directors and Executive Officers of GL Partners

Name	Position with GL Partners	Present Principal Occupation	Business Address	Citizenship

Zhenfu Li	Director	Zhenfu Li is the director of GL Management.	Unit 3001, China World Tower 2, No. 1 Jian Guo Men Wai Avenue, Beijing 100004, China	USA

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement